

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail

Mr. S.D. Shibulal
Chief Executive Officer
Infosys Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

     Re: Infosys Limited
           Form 20-F for the fiscal year ended March 31, 2012
           Filed May 3, 2012
           File No. 000-25383

Dear Mr. Shibulal:

We have reviewed your letter dated October 3, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 10, 2012.

General

1.   You state in your response to comment 1, that to your knowledge you do not have any past, current or anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, affiliates, resellers, distributors, or any other direct or indirect arrangements. You omit Cuba from this representation, although you state that you have no clients to which services are being rendered in Iran, Syria, Sudan or Cuba; you have not had any contacts with the governments of Iran, Syria, Sudan and/or Cuba or entities controlled by those governments; and you employ procedures designed to ensure that you do not provide your services to countries [designated] by the U.S. Department of State as state sponsors of terrorism. Please clarify for us whether you have past, current or anticipated contacts with Cuba and, if so, describe those contacts.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant